Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, March 20, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 13 to March 17, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/03/2023	311,599	56.067702	17,470,639.88	XPAR
13/03/2023	120,000	56.047852	6,725,742.24	CEUX
13/03/2023	15,000	56.034318	840,514.77	TQEX
13/03/2023	10,000	56.038782	560,387.82	AQEU
14/03/2023	314,259	55.601819	17,473,372.04	XPAR
14/03/2023	120,000	55.505357	6,660,642.84	CEUX
14/03/2023	15,000	55.575491	833,632.37	TQEX
14/03/2023	10,000	55.576577	555,765.77	AQEU
15/03/2023	334,523	54.176166	18,123,173.58	XPAR
15/03/2023	120,000	54.173132	6,500,775.84	CEUX
15/03/2023	15,000	54.174036	812,610.54	TQEX
15/03/2023	10,000	54.171803	541,718.03	AQEU
16/03/2023	332,398	53.218210	17,689,626.57	XPAR
16/03/2023	128,904	53.224899	6,860,902.38	CEUX
16/03/2023	14,874	53.212118	791,477.04	TQEX
16/03/2023	9,835	53.223757	523,455.65	AQEU
17/03/2023	318,798	53.987086	17,210,975.04	XPAR
17/03/2023	134,125	54.003230	7,243,183.22	CEUX
17/03/2023	14,914	54.012777	805,546.56	TQEX
17/03/2023	9,956	53.996827	537,592.41	AQEU
Total	2,359,185	54.578905	128,761,734.58

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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